600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Bill Cooper (202) 662-3044 Direct (202) 974-9537 Fax bcooper@andrewskurth.com

November 24, 2015

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P. and Rose Rock Finance Corporation

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Rose Rock Midstream, L.P. and Rose Rock Finance Corporation (the “Issuers”), we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, the Issuers’ Registration Statement on Form S-4 (the “Registration Statement”).

The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Issuers. Attached is a letter from the Issuers indicating their reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please address any comments or questions regarding this filing to Bill Cooper (202-662-3044) at Andrews Kurth LLP.

Very truly yours,

/s/ Bill Cooper

Bill Cooper

Attachment

Rose Rock Midstream, L.P.

Rose Rock Finance Corporation

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, Oklahoma 74136-4216

November 24, 2015

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P. and Rose Rock Finance Corporation Exchange Offer.

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) being made by Rose Rock Midstream, L.P. and Rose Rock Finance Corporation (together, the “Issuers”) to issue registered 5.625% Senior Notes due 2023 (the “New Notes”) in exchange for their outstanding 5.625% Senior Notes due 2023 (the “Old Notes”) pursuant to the prospectus contained in the Issuers’ Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the “SEC”) and the related letter of transmittal, this letter confirms the following:

(1) The Issuers are registering the Exchange Offer in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2) The Issuers have not entered into any arrangement or understanding with any person to distribute the New Notes to be issued pursuant to the Exchange Offer in exchange for Old Notes and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offer, is not an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuers to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the New Notes. In this regard, the Issuers will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus

Securities and Exchange Commission

November 24, 2015

delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Issuers acknowledge that such a secondary resale for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the New Notes, and the Issuers (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision stating that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes issued in the Exchange Offer.

Sincerely,

ROSE ROCK MIDSTREAM, L.P.
By:	ROSE ROCK MIDSTREAM GP, LLC,
its general partner

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK FINANCE CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer